Exhibit 99.2

[FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS]

THE LGL GROUP, INC.

UP TO 2,006,598 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF TRANSFERABLE SUBSCRIPTION RIGHTS

TO SUBSCRIBE FOR SUCH SHARES

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., EASTERN TIME,

ON OCTOBER 10, 2017, SUBJECT TO EXTENSION.

[            ], 2017

Dear Stockholder:

This letter is being distributed by The LGL Group, Inc., a Delaware corporation (the “Company”), to all holders of record (the “Record Holders”) of shares of common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on September 5, 2017 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”). The Record Holders will receive, at no charge, transferable subscription rights (the “Subscription Rights”) to purchase up to an aggregate of 2,006,598 shares of Common Stock (the “Shares”) at a subscription price of $5.50 per whole Share (the “Subscription Price”). As described in the Prospectus (defined below), each Record Holder will receive three Subscription Rights for each share of the Common Stock that such Record Holder owned as of 5:00 p.m., Eastern Time, on the Record Date. The Subscription Rights and Common Stock are described in the accompanying prospectus, dated [            ], 2017 (as the same may be amended, the “Prospectus”).

In the Rights Offering, up to an aggregate of 2,006,598 Shares are being offered pursuant to the Prospectus. The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on October 10, 2017 (such time, the “Expiration Date”), subject to extension in the Company’s sole discretion. Subscription Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable.

Each Subscription Right allows the holder thereof to subscribe for one-fourth of a share of Common Stock (the “Basic Subscription Right”) at the price of $5.50 per whole share (the “Subscription Price”). For example, if you owned 100 shares of our Common Stock as of the Record Date, you would receive 300 Subscription Rights and would have the right to purchase 75 shares of Common Stock for the Subscription Price per share with your Basic Subscription Rights.

If a Record Holder fully exercises his Basic Subscription Right(s) (other than those rights to acquire less than one whole share of Common Stock, which cannot be exercised) and other stockholders do not fully exercise their Basic Subscription Rights, such holder may also exercise an over-subscription right (the “Over-Subscription Right”) to purchase additional shares of Common Stock that remain unsubscribed at the expiration of the Rights Offering (such shares, the “Unsubscribed Shares”), subject to availability. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Rights, the available shares will be prorated among those who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. To the extent the stockholders properly exercise their Over-Subscription Rights for an aggregate amount of shares that is less than the number of the Unsubscribed Shares, each Subscription Rights holder will be allocated the full number of Unsubscribed Shares for which each such holder actually paid in connection with the Over-Subscription Right. The remaining shares of Common Stock will be allocated among all other holders exercising the Over-Subscription Right on the same pro rata basis described above.

Each Record Holder will be required to submit payment in full for all the shares he wishes to buy with its Basic Subscription Right and its Over-Subscription Right. Because we will not know the total number of Unsubscribed Share prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of Shares he or she may purchase pursuant to such holder’s Over-Subscription Right(s), such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no stockholders other than such Record Holder purchases any Shares pursuant to their Basic Subscription Rights and Over-Subscription Rights.

The Company will not issue fractional shares of Common Stock in the Rights Offering. If the number of Subscription Rights you exercise would otherwise permit you to purchase a fraction of a share, the number of Shares that you may purchase will be rounded down to the nearest whole share. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”) will be returned, without interest or penalty, as soon as practicable.

The Company will not be required to issue Shares to you if the Subscription Agent does not receive your payment prior to the Expiration Date, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. The Company may extend the Expiration Date by giving written notice to the Subscription Agent before the expiration of the Rights Offering. If the Company elects to extend the Expiration Date, it will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced Expiration Date. The Subscription Rights held by each Record Holder are evidenced by subscription rights certificates (the “Subscription Rights Certificates”). The Subscription Rights are transferable and may be sold by you to the extent you do not wish to exercise them.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of The LGL Group, Inc. Subscription Rights Certificate;

4.	Notice of Guaranteed Delivery;

5.	Internal Revenue Service (“IRS”) Form W-9; and

6.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Subscription Rights, you must properly complete and duly execute your Subscription Rights Certificate, Notice of Guaranteed Delivery (if applicable), and an IRS Form W-9 and forward them, together with payment in full of the aggregate Subscription Price for all of the shares for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Right, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company.

Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the aggregate Subscription Price, including final clearance of any checks, must be received by the Subscription Agent before the Expiration Date. Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights. Any Subscription Rights that are not exercised prior to the Expiration Date will be void, of no value and will cease to be exercisable for Shares, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the Information Agent. The Information Agent may be contacted by telephone ((855) 793-5068) or email (shareholder@broadridge.com). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

The LGL Group, Inc.

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